NEWS RELEASE	ELD No. 11-18
TSX: ELD NYSE:EGO ASX: EAU	October 17, 2011

Eldorado Gold Announces Dividend Formula Enhancement

VANCOUVER, BC – Eldorado Gold Corporation (“Eldorado”, “the Company” or “We”) is pleased to announce an enhancement to the formula underlying its existing dividend policy. The formula used to create the semi-annual dividend fund will continue to be linked to the gold price and the number of ounces sold, and it will also provide additional step-ups as the average realized gold price increases. The dividend amount will be determined as fixed dollar amount per ounce of gold sold, as follows:

Gold price (per oz., in US dollars)	Dividend (per oz., in CDN dollars)
Less than $1,549	$100
$1,550 - $1,649	$125
$1,650 - $1,749	$150
$1,750 - $1,849	$175
$1,850 - $1,999	$225

Under the Company’s dividend policy, the declaration and payment of dividends is subject to the Board’s discretion and dependent upon, among other things, legal restrictions regarding the payment of dividends by the Company.  Any dividend payment, if declared, is expected to be derived from a dividend fund calculated on an amount, determined at the discretion of the Directors at the time of any decision to pay a dividend, multiplied by the number of ounces of gold sold by the Company in the preceding two quarters.  The amount in the dividend fund will be divided among all the issued common shares of the Company to yield the dividend payable per share. Accordingly, the calculation of any dividend , if declared,  will also be subject to increases or decreases dependent upon, among other things, the past, prevailing and projected gold prices.

“Eldorado enjoys some of the best margins in the gold business due to our lowest quartile cost of production, and we expect to continue to do so,” said Paul Wright, President and CEO of Eldorado.  “We are pleased to have adopted a policy of distributing a meaningful portion of these excellent margins to our shareholders through what we believe to be an attractive and sustainable dividend, while we aggressively continue to grow Eldorado as one of the world’s best gold producers”.

Eldorado is a gold producing, exploration and development company actively growing businesses in Brazil, China, Greece, and Turkey and surrounding regions. We are one of the lowest cost pure gold producers. With our international expertise in mining, finance and project development, together with highly skilled and dedicated staff, we believe that Eldorado is well positioned to grow in value as we create and pursue new opportunities.

ON BEHALF OF THE BOARD OF DIRECTORS OF

ELDORADO GOLD CORPORATION

“Paul N. Wright”

 Paul N. Wright

 President and Chief Executive Officer

Certain of the statements made herein may contain forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws.  Often, but not always, forward-looking statements and forward-looking information can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved.  Forward-looking statements or information herein include, but are not limited to the declaration and payment of dividends, the Company’s dividend policy and the Company’s guidance for future dividends.

Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.  We have made certain assumptions about the forward-looking statements and information, including, assumptions about the ability of the Company to satisfy legal restrictions regarding the payment of dividends by the Company, the price of gold, the financial condition of the Company,  anticipated costs and expenditures; estimated production, mineral reserves and metallurgical recoveries; general business conditions and the ability to achieve our goals..  Even though our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate.  Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information.  These risks, uncertainties and other factors include, among others, the following:   gold price volatility; risks of not meeting production and cost targets; discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries; mining operational and development risk; litigation risks; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment and operating in foreign countries; currency fluctuations; speculative nature of gold exploration; global economic climate; dilution; share price volatility; the risk that the integration of acquired businesses taking longer than expected, the anticipated benefits of the integration may be less than estimated and the costs of acquisition higher than anticipated; ability to complete acquisitions; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property, as well as those factors discussed in the sections entitled "Forward-Looking Statements" and "Risk Factors" in the Company's Annual Information Form & Form 40-F dated March 31, 2011.

Eldorado Gold Corporation’s Common Shares trade on the Toronto Stock Exchange (TSX: ELD); New York Stock Exchange (NYSE:  EGO).  Eldorado CDIs trade on the Australian Securities Exchange (ASX: EAU)

Contact:

Nancy E.  Woo

Vice President, Investor Relations

Eldorado Gold Corporation

Phone: 604.601-6650 or 1.888.353.8166

1188, 550 Burrard Street

Fax: 604.687.4026

Vancouver, BC V6C 2B5

Email: nancyw@eldoradogold.com

             Website: www.eldoradogold.com

Request for information packages: reception@eldoradogold.com